                                                                  Exhibit (a)(9)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY

____________________________________________
JUDITH BARCLAY,

          Plaintiff,                               C.A. No. 18758-NC
     v.

PJ AMERICA, INC., STEPHEN P. LANGFORD,
CHARLES SCHNATTER, MARTIN T. HART,
MICHAEL M. FLEISCHMAN, RICHARD F.
SHERMAN, FRANK O. KEENER, DOUGLAS S.
STEPHENS,

          Defendants.
____________________________________________

                             CLASS ACTION COMPLAINT
                             ----------------------

     Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

     1. Plaintiff has been the owner of shares of the common stock of PJ America Inc. ("PJ America" or the "Company") since prior to the wrongs herein complained of and continuously to date.

     2. PJ America is a corporation duly organized and existing under the laws of the State of Delaware. PJ America is the largest franchisee of "Papa John's" pizza delivery and carry-out restaurants.

     3. Defendant Richard F. Sherman is a Director and Chairman of the Board of the Company.

     4. Defendant Douglas S. Stephens is a Director and Chief Executive Officer of the Company.

     5.   Defendant Stephen P. Langford is a Director of the Company.

     6.   Defendant Charles W. Schnatter is a Director of the Company.

     7.   Defendant Martin T. Hart is a Director of the Company.

     8.   Defendant Michael M. Fleishman is a Director and Secretary of the
Company.

     9.   Defendant Frank O. Kenner is a Director of the Company.

     10. Defendants Sherman and Stephens, together with other senior members of the Company's management and Board of Directors collectively own about 40% of the Company's outstanding stock (the "Buyout Group").

     11. The members of the Buyout Group, by reason of their control of PJ America, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of PJ America the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     12. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     13.  This action is properly maintainable as a class action.

     14. The class is so numerous that joinder of all members is impracticable. There are approximately 5,420,961 million shares of PJ America common stock outstanding owned by hundreds, if not thousands, of holders other than the Buyout Group and their affiliates.

     15. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their
           ----- ----
fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to freeze-out the public securities holders of PJ America in violation of the laws of the State of Delaware in order to enrich the Buyout Group at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     17. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

     18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     19. On March 23, 2001, PJ America announced that the Buyout Group had made a proposal to purchase all of the shares of common stock of the Company not held by the Buyout Group for $8.00 per share in cash.

     20. The price of $8.00 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of PJ America is materially in excess of $8.00 per share, giving due consideration to the prospects for growth and profitability of PJ America in light of its business, earnings and earnings power, present and future; (b) the $8.00 per share price offers an inadequate premium to the public stockholders of PJ America; and (c) the $8.00 per share price is not the result of arm's length negotiations but was fixed arbitrarily by the Buyout Group to "cap" the market price of PJ America stock, as part of the plan of the Buyout Group to obtain complete ownership of PJ America, its assets and businesses at the lowest possible price.

     21. The proposal is an attempt by the Buyout Group to unfairly aggrandize the Buyout Group at the expense of PJ America's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of PJ America and its valuable assets, while permitting the Buyout Group to benefit wrongfully from the transaction.

     22. Given the Buyout Group's stock ownership and representation on PJ America' Board and in management, the members of the Buyout Group dominate and control the other directors, all of whom were hand-picked by the Buyout Group defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be expected to protect the Company's public shareholders in transactions which benefit the Buyout Group at the expense of PJ America' public shareholders, as exemplified by the proposed transaction.

     23. Because of the Buyout Group's stock ownership and the offices held by the Buyout Group personnel, no third party, as a practical matter, can attempt any competing bid for PJ America, as the success of any such bid would require the consent and cooperation of the Buyout Group defendants.

     30. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to PJ America' public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

     31. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

     (1) declaring this action to be a class action and certifying plaintiff as the Class representative and her counsel as Class counsel;

     (2) enjoining, preliminarily and permanently, the transaction complained of herein;

     (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

     (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

     (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

     (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                              ROSENTHAL, MONHAIT, GROSS
                              & GODDESS, P.A.


                              By:   /s/ J.A. Rosenthal
                                  --------------------------
                                    919 N. Market Street
                                    Suite 1401
                                    Mellon Bank Center
                                    Wilmington, Delaware 19801
                                    (302) 656-4433
                                    Attorneys for Plaintiff


OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40/th/ Street
New York, NY 10016
(212) 779-1414